# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G201
Title of class of securities: Common Stock, par value, $0.0001 per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-24-000429
Filed by CIK 0001601086

## Reporting persons
- Armistice Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 251,742; sole dispositive power 0; shared dispositive power 251,742; aggregate amount beneficially owned 251,742 (4.99% of the class)
- Boyd Steven: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 251,742; sole dispositive power 0; shared dispositive power 251,742; aggregate amount beneficially owned 251,742 (4.99% of the class)

## Item 1. Issuer
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts, 01760

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Armistice Capital, LLC ("Armistice Capital") and (ii) Steven Boyd (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022. The principal business address of Steven Boyd is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, New York 10022.
Citizenship: (i) Armistice Capital is a Delaware limited liability company and (ii) Mr. Boyd is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of January 31, 2025:

Armistice Capital, LLC - 251,742
Steven Boyd - 251,742
Percent of class:
Percent of Class as of January 31, 2025:

Armistice Capital, LLC - 4.99%
Steven Boyd - 4.99%

The percentage of Common Stock, par value, $0.0001 per share ("Shares"), of Allurion Technologies, Inc. (the "Issuer") reported to be beneficially owned by the Reporting Persons are based on 3,553,191 Shares outstanding as of January 20, 2025, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission (the "SEC") on January 27, 2025, plus 1,240,000 Shares issued on January 27, 2025, as reported in the Issuer's Form 8-K filed with the SEC on January 28, 2025. All of the 251,742 Shares beneficially owned by the Reporting Persons are issuable upon exercise of warrants beneficially owned by the Reporting Persons. The amount of Shares issuable upon exercise of warrants beneficially owned by the Reporting Persons are limited due to the beneficial ownership limitations applicable to the warrants.

Armistice Capital, LLC ("Armistice Capital") is the investment manager of Armistice Capital Master Fund Ltd. (the "Master Fund"), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.
Sole power to vote or to direct the vote: As of January 31, 2025, the Reporting Persons had sole power to vote or to direct the vote of 0 Shares.
Shared power to vote or to direct the vote: As of January 31, 2025, the Reporting Persons had shared power to vote or to direct the vote of 251,742 Shares.
Sole power to dispose or to direct the disposition: As of January 31, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 0 Shares.
Shared power to dispose or to direct the disposition: As of January 31, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 251,742 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Armistice Capital, LLC: /s/ Steven Boyd, Steven Boyd / Managing Member (02/07/2025)
- Boyd Steven: /s/ Steven Boyd, Steven Boyd / Self (02/07/2025)